[Davis Polk & Wardwell Letterhead]

March 23, 2005

Re:	Retek Inc.
Schedule TO-T filed on March 9, 2005 by Ruby Merger Corp. and
Oracle Corporation (File No. 005-59843)

Via EDGAR Submission and Facsimile

Jeffrey Werbitt
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Werbitt:

     On behalf of Ruby Merger Corp. and Oracle Corporation (the “Companies”), set forth below are the responses of the Companies to the comments of the Division of Corporate Finance dated March 21, 2005 with respect to the above-captioned Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”). For your convenience, we have restated your comments in full and in bold type and have keyed our responses to the numbering of the comments in your letter and the headings used in your letter.

14. Conditions to the Offer, page 27

1.	The reference to May 9, 2005 in the introductory paragraph is unclear. Please advise.

Response:

The date referenced in the comment has been corrected to refer to the period from “on or after the date of the Merger Agreement and before the Expiration Date” in response to the Staff’s comment.

Jeffrey Werbitt	2	March 22, 2005

2.	We note that you may assert any of the conditions to your offer “regardless of the circumstances (including any action or omission to act by Parent or [you]) giving rise to any such conditions.” Please note that it is not appropriate for bidders to assert conditions that remain within their control, as such conditions would suggest an offer is illusory. Therefore, please revise your disclosure to remove any acts or omissions by you as a basis for asserting any of the conditions of the offer.

Response:

The text referenced has been modified to reflect the actual text of the merger agreement entered into among the Companies and Retek Inc. We note that the text as modified is identical to the analogous text in the now withdrawn offer to purchase shares of common stock of Retek Inc. by SAP America, Inc. and Sapphire Expansion Corporation.

* * * * *

     We have been advised by the Companies that they acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (650) 752-2018, or William M. Kelly at (650) 752-2003 should you require further information or have any questions.

Very truly yours,

/s/ Martin A. Wellington

Martin A. Wellington